Exhibit 99.3

Consolidated Financial Statements
December 31, 2024 and 2023
(expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting
The accompanying audited consolidated financial statements, related note disclosures, and other financial information contained in the management’s discussion and analysis of NexGen Energy Ltd. (the “Company”) were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.
The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with the other financial information of the Company and for ensuring that management fulfills its financial reporting and internal control responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.
The Audit Committee is appointed by the Board of Directors and all of its members are non-management
directors. The Audit Committee reviews the audited consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

/s/ Leigh Curyer	/s/ Benjamin Salter

Leigh Curyer	Benjamin Salter
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 3, 2025

KPMG LLP
777 Dunsmuir Street
Vancouver, BC V7Y 1K3
Canada
Tel
604-691-3000
Fax
604-691-3031
www.kpmg.ca
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
NexGen Energy Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of NexGen Energy Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of net income (loss) and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes collectively, the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the financial performance and its cash flows for each of the years then ended , in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 3, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 4 to the consolidated financial statements, the Company has changed its method of classifying liabilities as current or non-current
as of January 1, 2023 due to the adoption of amendments to
IAS 1, Presentation of Financial Statements,
and included the presentation of the statement of financial position as of January 1, 2023.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private
English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

NexGen Energy Ltd.
Ma
rch 3
, 202
5

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Accounting classification for
non-current
strategic inventory
As discussed in Note 8 to the consolidated financial statements, on May 28, 2024 the Company closed an agreement to purchase 2,702,411 pounds of natural uranium concentrate for an aggregate purchase price of $341,150 thousand. As discussed in Note 4(e) to the consolidated financial statements, inventories that are not expected to be sold within 12 months are classified as strategic inventory, a non-current
asset. As of December 31, 2024 the strategic inventory had a carrying value of $341,150 thousand.
We identified the assessment of the classification of the strategic inventory as non-current
as a critical audit matter. Subjective and complex auditor judgement was required to assess the Company’s evaluation of the classification of the strategic inventory.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control related to the Company’s determination of the initial accounting treatment and classification of the strategic inventory. We read the arrangement agreement to gain an understanding of the terms and conditions of the agreement. We evaluated the Company’s accounting analysis on the classification of the strategic inventory as a non-current
asset for consistency with the International Financial Reporting Standards, and assessed the reasonableness of management’s judgement by agreeing to supporting documentation.
Sufficiency of audit evidence over
non-current
strategic inventory held at third party location
As discussed in Note 8 to the consolidated financial statements, on May 28, 2024 the Company closed an agreement to purchase 2,702,411 pounds of natural uranium concentrate for an aggregate purchase price of $341,150 thousand. The inventory is exclusively held at a third party location. As of December 31, 2024 the strategic inventory had a carrying value of $341,150 thousand.
We identified the evaluation of the sufficiency of audit evidence obtained related to the existence of the quantity of strategic inventory held at a third party location as a critical audit matter. Challenging auditor judgment was required to determine the nature and extent of procedures to be performed over the quantity of strategic inventory held at the third party location.

NexGen Energy Ltd.
Ma
rch 3
, 202
5

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s inventory process, including the control over the strategic inventory quantity held at the third party location. We obtained an external confirmation of inventory quantity held at the third party location and reconciled the quantity to the Company’s records. We performed additional audit procedures over the third party inventory location, including visiting the third party location and observing the overall existence and condition of customer inventories, understanding and observing the third party’s process and controls for receiving and shipment of uranium and understanding the process and controls at the third party custodian for maintaining customer records. We evaluated the overall sufficiency of audit evidence obtained over strategic inventory quantities held at the third party location by assessing the results of procedures performed including the appropriateness of such evidence.

//s// KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2016
Vancouver, Canada
March 3, 2025
.

KPMG LLP
777 Dunsmuir Street
Vancouver, BC V7Y 1K3
Canada
Tel
604-691-3000
Fax
604-691-3031
www.kpmg.ca
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
NexGen Energy Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited NexGen Energy Ltd.’s (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of net income (loss) and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year
period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 3, 2025 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Discussion and Analysis- Management’s Report on Internal Controls Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

NexGen Energy Ltd.
Ma
rch 3
, 202
5

material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 3, 2025

NexGen Energy Ltd.
Consolidated Statements of Financial Position
(expressed in thousands of Canadian Dollars)

	December 31, 2024	December 31, 2023	January 1, 2023

Assets		Restated – Note 4(m)	Restated – Note 4(m)

Current assets

Cash	$476,587	$290,743	$134,447

Marketable securities	-	-	5,775

Amounts receivable	1,727	1,940	1,801

Prepaid expenses and other assets	14,358	13,770	2,165

Lease receivable (Note 10(a))	512	512	-

	493,184	306,965	144,188

Non-current assets

Exploration and evaluation assets (Note 5)	584,889	451,356	405,248

Property and equipment (Note 6)	5,354	5,404	5,048

Investment in associate (Note 7)	229,594	240,116	-

Deposits	82	82	76

Strategic inventory (Note 8)	341,150	-	-

Lease receivable (Note 10(a))	2,990	3,502	-

Total assets	$1,657,243	$1,007,425	$554,560

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$21,402	$26,986	$13,723

Lease liabilities (Note 10(c))	926	926	775

Flow-through share premium liability	-	-	2,069

Convertible debentures (Note 9)	455,783	158,478	80,021

	478,111	186,390	96,588

Non-current liabilities

Long-term lease liabilities (Note 10(c))	91	1,016	1,688

Deferred income tax liabilities (Note 18)	-	-	867

Total liabilities	$478,202	$187,406	99,143

Equity

Share capital (Note 11)	$1,405,968	$1,009,130	712,603

Reserves (Note 11)	142,619	116,934	94,680

Accumulated other comprehensive income (loss)	12,017	(2,041)	460

Accumulated deficit	(381,563)	(304,004)	(389,867)

Equity attributable to NexGen Energy Ltd. Shareholders	1,179,041	820,019	417,876

Non-controlling interests (Note 16)	-	-	37,541

Total equity	1,179,041	820,019	455,417

Total liabilities and equity	$1,657,243	$1,007,425	$554,560
 Nature of operations (Note 2)
 Commitments (Note 15)
 Subsequent events (Note 20)
 These consolidated financial statements were authorized for issue by the Board of Directors on March 3, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

1

NexGen Energy Ltd.
Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in thousands of Canadian Dollars, except per share and share information)

	2024	2023

Expenses
Salaries, benefits and directors’ fees	$13,831	$12,704
Office, administrative, and travel	20,400	15,616
Professional fees and insurance	12,221	17,469
Depreciation (Note 6)	2,252	1,804
Share-based payments (Note 11)	29,534	37,142
	(78,238)	(84,735)

Finance income	21,726	6,030
Mark-to-market gain (loss) on convertible debentures (Note 9)	18,375	(48,745)
Interest expense on convertible debentures (Note 9)	(32,497)	(6,098)
Interest on lease liabilities (Note 10(c))	(110)	(153)
Share of net income (loss) from associate (Note 7)	(13,798)	920
Loss on dilution of ownership interest in associate (Note 7)	(113)	-
Foreign exchange gain (loss)	2,688	(1,123)
Other expense	(159)	(1,378)
Gain on loss of control of IsoEnergy (Note 16)	-	204,038
Income (loss) before taxes	(82,126)	68,756

Deferred income tax recovery (Note 18)	4,567	1,412
Net income (loss)	(77,559)	70,168

Items that may not be reclassified subsequently to profit or loss:
Change in fair value of convertible debenture attributable to the change in credit risk of the Company (Note 9)	15,236	(1,432)
Change in fair value of marketable securities	-	(900)
Deferred income tax recovery (expense) (Note 18)	(4,567)	449
Share of other comprehensive income (loss) of associate (Note 7)	3,389	(539)
Net comprehensive income (loss)	$(63,501)	$67,746

Net income (loss) attributable to:
Shareholders of NexGen Energy Ltd.	$(77,559)	$80,816
Non-controlling interests	-	(10,648)
	$(77,559)	$70,168

Net comprehensive income (loss) attributable to:
Shareholders of NexGen Energy Ltd.	$(63,501)	$78,898
Non-controlling interests	-	(11,152)
	$(63,501)	$67,746

Earnings (loss) per share attributable to NexGen Energy Ltd. shareholders
Basic earnings (loss) per share	$(0.14)	$0.16
Diluted earnings (loss) per share	$(0.14)	$0.16

Weighted average common shares outstanding
Basic	554,755,412	498,243,824
Diluted	554,755,412	529,214,619

The accompanying notes are an integral part of these consolidated financial statements.

2

NexGen Energy Ltd.
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

	2024	2023

Net income (loss) for the year:	$(77,559)	$70,168
Adjust for:

Depreciation (Note 6)	2,252	1,804

Share-based payments (Note 11)	29,534	37,142

Mark-to-market (gain) loss on convertible debenture (Note 9)	(18,375)	48,745

Interest expense on convertible debentures (Note 9)	32,497	6,098

Interest on lease liabilities (Note 10(c))	110	153

Share of net (income) loss from associate (Note 7)	13,798	(920)

Loss on dilution of ownership interest in associate (Note 7)	113	-

Deferred income tax recovery (Note 18)	(4,567)	(1,412)

Unrealized foreign exchange loss	4,040	964

Other expense	159	1,378

Gain on loss of control of IsoEnergy (Note 16)	-	(204,038)

Operating cash flows before working capital	(17,998)	(39,918)

Changes in working capital items:

Amounts receivable	127	(132)

Prepaid expenses and other	(6,028)	(13,893)

Accounts payable and accrued liabilities	(188)	1,332

Deposits	-	(5)

Cash used in operating activities	$(24,087)	$(52,616)

Expenditures on exploration and evaluation assets (Note 5)	(128,322)	(109,741)

Disposal of cash due to deconsolidation of IsoEnergy (Note 16)	-	(42,329)

Acquisition of marketable securities	-	(2,000)

Acquisition of property and equipment (Note 6)	(2,361)	(6,066)

Cash used in investing activities	$(130,683)	$(160,136)

Proceeds from at-the-market equity program, net of issuance costs (Note 11)	130,237	175,858

Proceeds from ASX CDI offering, net of issuance costs (Note 11)	215,780	-

Issuance of convertible debentures, net of issuance costs (Note 9)	-	147,955

Proceeds from exercise of options	20,160	27,609

Payment of lease liabilities (Note 10(c))	(1,035)	(928)

Interest paid on convertible debentures	(20,502)	(3,209)

Shares issued from IsoEnergy Ltd. for cash from private placements, net of share issuance costs	-	21,605

Cash provided by financing activities	$344,640	$368,890

Effect of exchange rate fluctuations on cash	(4,026)	158

Increase in cash	$185,844	$156,296

Cash, beginning of year	290,743	134,447
Increase in cash	185,844	156,296

Cash, end of year	$476,587	$290,743
 Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

3

NexGen Energy Ltd.
Consolidated Statements of Changes in Equity
(expressed in thousands of Canadian Dollars, except share information)

	Share Capital
	Common Shares
	Number	Amount	Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Attributable to shareholder’s of NexGen Energy Ltd.	Non- controlling interests	Total

Balance at December 31, 2022	482,530,145	$712,603	$94,680	$460	$(389,867)	$417,876	$37,541	$455,417
At-the-market equity program, net of issuance costs (Note 11)	24,724,125	175,176	-	-	-	175,176	-	175,176
Share-based payments (Note 11)	-	-	38,542	-	-	38,542	5,467	44,009
Shares issued on exercise of stock options (Note 11)	8,608,816	42,637	(16,288)	-	-	26,349	-	26,349
Shares issued on convertible debentures conversion (Note 9)	8,663,461	72,773	-	-	-	72,773	-	72,773
Shares issued for convertible debenture interest payments (Note 9)	179,363	1,498	-	-	-	1,498	-	1,498
Shares issued for convertible debenture establishment fee (Note 9)	634,615	4,443	-	-	-	4,443	-	4,443
Ownership changes relating to non-controlling interests	-	-	-	-	5,408	5,408	(32,800)	(27,392)
Net income for the year	-	-	-	-	80,816	80,816	(10,648)	70,168
Reclass accumulated other comprehensive income related to converted debentures (Note 9)	-	-	-	361	(361)	-	-	-
Other comprehensive loss	-	-	-	(2,862)	-	(2,862)	440	(2,422)
Balance at December 31, 2023	525,340,525	$1,009,130	$116,934	$(2,041)	$(304,004)	$820,019	$-	$820,019

Balance at December 31, 2023	525,340,525	$1,009,130	$116,934	$(2,041)	$(304,004)	$820,019	$-	$820,019
At-the-market equity program, net of issuance costs (Note 11)	13,000,800	129,955	-	-	-	129,955	-	129,955
Shares issued on ASX CDI Offering, net of issuance costs (Note 11)	20,161,290	215,664	-	-	-	215,664	-	215,664
Share-based payments (Note 11)	-	-	36,445	-	-	36,445	-	36,445
Shares issued on exercise of stock options (Note 11)	8,757,006	30,920	(10,760)	-	-	20,160	-	20,160
Shares issued for convertible debenture interest payments (Note 9)	919,803	10,064	-	-	-	10,064	-	10,064
Shares issued for convertible debentures establishment fee (Note 9)	909,090	10,235	-	-	-	10,235	-	10,235
Net loss for the year	-	-	-	-	(77,559)	(77,559)	-	(77,559)
Other comprehensive income	-	-	-	14,058	-	14,058	-	14,058
Balance at December 31, 2024	569,088,514	$1,405,968	$142,619	$12,017	$(381,563)	$1,179,041	$-	$1,179,041

4

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

1.	REPORTING ENTITY
NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.
The Company is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada. On July 2, 2021, the Company commenced trading on the Australian Stock Exchange (the “ASX”) under the symbol “NXG”. On March 4, 2022, the Company up-listed
from NYSE American exchange and began trading on the New York Stock Exchange (“NYSE”) under the symbol “NXE”.
The Company has three wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., and NXE Energy SW3 Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. Subsequent to the transfer, IsoEnergy shares were listed on the
TSX-V.
On December 5, 2023, NexGen deconsolidated IsoEnergy due to the completion of a merger between IsoEnergy and Consolidated Uranium Inc
. (“CUR”),
which resulted in NexGen losing control of IsoEnergy. The Company’s investment in IsoEnergy has been accounted for using the equity method of accounting from this date. The Company owns approximately 32.8% of IsoEnergy’s outstanding common shares as of December 31, 2024 (December 31, 2023 – 33.9%). IsoEnergy’s shares commenced trading on the TSX on July 8, 2024 and ceased trading on the
TSX-V
at the close of business on July 5, 2024.

2.	NATURE OF OPERATIONS
As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at December 31, 2024, the Company had an accumulated deficit of $381,563 and working capital of $15,073. Although the Company will be required to obtain additional funding in order to continue with the exploration and development of its mineral properties, the Company has sufficient working capital to meet its current obligations for at least the next fifteen months.
The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen’s ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.
The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

3.	BASIS OF PREPARATION
Statement of Compliance
These consolidated financial statements for the year ended December 31, 2024, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The consolidated financial statements were authorized for issue by the Board of Directors on March 3, 2025.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

Basis of Presentation
These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value, including the convertible debentures issued by the Company (Note 9), and the investment in associate under the equity method as of December 5, 2023 (Notes 7 and 16). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All monetary references expressed in these notes are references to Canadian dollar amounts (“$”), except as otherwise noted. These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.
Critical accounting judgments, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the asset or liability affected in future periods.
Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
The information about significant areas of estimation uncertainty considered by management in preparing the financial statements is as follows:

(i)	Share-based payments
The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of broker warrants. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. Refer to Note 11 for further details.

(ii)	Convertible debentures
The Company uses a model based on a system of two coupled Black-Scholes equations to determine the fair value of the convertible debentures. This model involves five key inputs to determine the fair value of the convertible debentures: risk-free interest rate, credit spread, market price at valuation date, expected dividend yield
, USD/CAD foreign exchange rate

and historical volatility. Certain inputs are estimates that involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Refer to Note 9 for further details.

(iii)	Exploration and evaluation assets
The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have reached a stage which permits a reasonable assessment of the existence of reserves. The determination of reserves and resources is itself an estimation process that requires varying degrees of uncertainty depending on how the resources are classified.

(iv)	Inventories
Net realizable value is an estimate which requires judgment to determine the expected selling price and estimated costs of completion of the strategic inventory. The cost of inventories may not be recoverable if there is a significant decrease in selling price, or if the estimated costs of completion have increased. Estimates of net realizable value are based on the most reliable evidence available at the time the estimate is made, of the amount the inventories are expected to realize. These estimates take into consideration fluctuations of price or costs directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the period.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

(v)	Assessment of Control
Control is achieved when the Company is exposed to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee. When evaluating whether the Company has power over an investee, factors beyond holding the majority of the voting rights are considered, including the size of the investor’s holding of voting rights relative to the size and dispersion of other vote holders, substantive potential voting rights, rights arising from other contractual arrangements, and rights sufficient to unilaterally direct the relevant activities of the investee (i.e. de facto control). Where it is not clear, having considered these additional factors, that the Company has power, the Company does not control the investee. Judgment is required in determining whether the Company has power over the investee when the Company does not hold the majority of the voting rights of the investee.

4.	MATERIAL ACCOUNTING POLICIES
The material accounting policies set out below have been applied consistently to all years presented in these financial statements:

(a)	Functional and presentation currency
These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.
Translation of transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured.
Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange in effect at the reporting date.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Translation gains or losses are recognized in profit or loss.

(b)	Consolidation
The accounts of the subsidiaries controlled by the Company are included in the consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved when the Company is exposed to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee.
The subsidiaries of the Company and their geographic locations at December 31, 2024 are as follows:

Name of Subsidiary	Location	Percentage Ownership
NXE Energy Royalty Ltd.	Canada	100%
NXE Energy SW1 Ltd.	Canada	100%
NXE Energy SW3 Ltd.	Canada	100%
Intercompany balances, transactions, income and expenses arising from intercompany transactions are eliminated in full on consolidation.
On September 27, 2023, IsoEnergy and CUR announced that they entered into a definitive agreement for a share-for-share
merger of IsoEnergy and CUR (the “Merger”). Under the terms of the Merger, CUR shareholders received 0.500 of a common share of IsoEnergy (each whole share, an “IsoEnergy Share”) for each CUR share held.
On December 5, 2023, upon completion of the Merger, NexGen’s ownership in IsoEnergy decreased from 48.7% immediately prior to the transaction to 34.0%, resulting in NexGen’s loss of control of IsoEnergy (Notes 7 and 16). NexGen retained significant influence over IsoEnergy, and the investment was recorded at its fair value on December 5, 2023, upon initial recognition. As at December 31, 2024 NexGen’s ownership in IsoEnergy was 32.8% (December 31, 2023 – 33.9%).

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

(c)	Investments in Associates
Investments over which the Company exercises significant influence but does not control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.
The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for our proportionate share of the profit (loss), other comprehensive income (loss), and any other changes in the associates’ net assets, such as further investments or dividends.
The proportionate share of the associate’s profit (loss) and other comprehensive income (loss) is based on the associate’s most recent financial statements. Adjustments are made to align any inconsistencies between accounting before applying the equity method.
At each balance sheet date, the Company considers whether there is objective evidence of an impairment in associates.

(d)	Exploration and evaluation assets
Once the legal rights to explore a property have been obtained, exploration and evaluation costs are capitalized as exploration and evaluation assets on an area of interest basis pending determination of the technical feasibility and the commercial viability of the project. Capitalized costs include costs directly related to exploration and evaluation activities in the area of interest. When a claim is relinquished or a project is abandoned, the related costs are recognized in the statement of net income (loss) and comprehensive income (loss) immediately.
Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.
Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. A property may be subject to unregistered prior agreements or inadvertent non-compliance
with regulatory requirements.
Management periodically assesses exploration and evaluation assets for events or circumstances that may indicate possible impairment.
Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining assets and development assets within property, plant and equipment.

(e)	Inventories
Inventories are measured at the lower of cost and net realizable value at each reporting period. Cost is comprised of cost of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is based on the most reliable evidence available at the time the estimates are made, of the amount the inventories are expected to realize in the time period the inventories are expected to be sold. Inventories that are not expected to be sold within 12 months are classified as strategic inventory, a non-current
asset.

(f)	Impairment
An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit (“CGU”), exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to CGUs and then to reduce the carrying amount of the other assets in the unit on a pro-rata
basis.
The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

(g)	Decommissioning and restoration provisions
Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted at the market discount rate.
Over time the carrying value of the liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount receivable can be measured reliably.
Changes in reclamation estimates are accounted for prospectively as a change in the corresponding capitalized cost.
The Company did not have any decommissioning and restoration provisions for the years presented.

(h)	Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

(i)	Share-based payments
The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payments expense with a corresponding increase in equity reserves. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.
At each financial reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to non-employees
and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the equity instruments granted, otherwise share-based payment awards to non-employees
are measured at the fair value of goods or services received. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

(j)	Earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing the earnings attributable to the Company’s common shareholders for the year by the weighted average number of common shares outstanding during the year.
The Company uses the treasury stock method to compute the dilutive effect of options, warrants and other similar instruments. Under this method, the weighted average number of shares outstanding used in the calculation of diluted earnings (loss) per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the period. Shares to be issued on existing stock options, warrants and convertible debentures are excluded from the computation of diluted earnings (loss) per share if they are anti-dilutive.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

(k)	Income taxes
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of net income (loss) except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plan for the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l)	Financial instruments

(i)	Classification
The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument
basis) to designate them as FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them as FVTPL (such as the convertible debentures).
The Company has the following financial instruments, which are classified under IFRS 9 in the table below:

Financial assets/liabilities	Classification
Cash	Amortized cost
Amounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	FVTPL

(ii)	Measurement
Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

Financial assets and liabilities at FVTPL
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive loss. The Company has elected to combine the host debt and conversion option and to measure the combined convertible debenture instruments at FVTPL (Note 9).

(iii)	Impairment of financial assets at amortized cost
Under IFRS 9, the Company recognizes a loss allowance using the expected credit loss model on financial assets that are measured at amortized cost.
At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(iv)	Derecognition
Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net income (loss).
Financial liabilities
The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash
assets transferred or liabilities assumed, is recognized in the consolidated statements of net income (loss).

(m)	Adoption of new accounting standards
Amendments to IAS 1 related to the Classification of Liabilities as Current or
Non-Current,
as issued in 2020, aim to clarify the requirements on determining whether a liability is current or non-current,
and apply retrospectively for annual reporting periods beginning on or after January 1, 2024. Among other items, the amendments clarify how a company classifies a liability that can be settled in its own shares.
Under the amendments to IAS 1, when a liability includes a counterparty conversion option that may be settled in the Company’s common shares, the Company takes into account the conversion option in classifying the liability as current or non-current,
except when it is classified as an equity component of a compound instrument. Previously, the Company did not take the conversion options of the counterparty to the Company’s convertible debentures into account when classifying the convertible debentures as current or non-current.
The Company has applied the amendments retrospectively for the year ended December 31, 2024, resulting in the balance of principal outstanding for the convertible debentures being classified in full as a current liability and restated for comparative periods December 31, 2023 and January 1, 2023.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

5.	EXPLORATION AND EVALUATION ASSETS

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition Cost
Balance at December 31, 2023	$235	$1,459	$-	$1,694
Additions	-	-	-	-
Balance as at December 31, 2024	$235	$1,459	$-	$1,694

Deferred exploration costs
Balance at December 31, 2023	428,398	21,264	-	449,662
Additions:
Camp and infrastructure	13,510	-	-	13,510
General exploration and drilling	25,040	615	-	25,655
Environmental, permitting, and engagement	16,261	-	-	16,261
Technical, engineering and design	38,500	-	-	38,500
Geological and geophysical	166	1,593	-	1,759
Labour and wages	28,964	530	-	29,494
Share-based payments (Note 11)	6,911	-	-	6,911
Travel	1,443	-	-	1,443
Total Additions	130,795	2,738	-	133,533
Balance as at December 31, 2024	$559,193	$24,002	$-	$583,195
Total costs, December 31, 2024	$559,428	$25,461	$-	$584,889

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition Cost
Balance at December 31, 2022	$235	$1,458	$26,628	$28,321
Additions	-	1	4	5
Disposals due to deconsolidation of IsoEnergy	-	-	(26,632)	(26,632)
Balance as at December 31, 2023	$235	$1,459	$-	$1,694

Deferred exploration costs
Balance at December 31, 2022	329,012	9,603	38,312	376,927
Additions:
General exploration and drilling	6,488	7,574	5,514	19,576
Environmental, permitting, and engagement	17,583	-	-	17,583
Technical, engineering and design	59,863	-	54	59,917
Geochemistry and assays	-	-	143	143
Geological and geophysical	323	2,978	2,732	6,033
Labour and wages	14,796	1,109	1,048	16,953
Share-based payments (Note 11)	5,605	-	1,262	6,867
Travel	954	-	303	1,257
Total Additions	105,612	11,661	11,056	128,329
Disposals due to deconsolidation of IsoEnergy	(6,226)	-	(49,368)	(55,594)
Balance as at December 31, 2023	$428,398	$21,264	$-	$449,662
Total costs, December 31, 2023	$428,633	$22,723	$-	$451,356

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

6.	PROPERTY AND EQUIPMENT

	Machinery and Equipment	Computer Equipment and Software	Other	Total

Cost
As at December 31, 2022	$6,665	$1,978	$5,891	$14,534
Additions	6,009	66	253	6,328
Disposals	(101)	-	-	(101)
Transfer to lease receivable (Note 10(a))	(4,100)	-	-	(4,100)
Disposals due to deconsolidation of IsoEnergy	(107)	(65)	-	(172)
As at December 31, 2023	$8,366	$1,979	$6,144	$16,489
Additions	2,109	252	-	2,361
Disposals	(159)	-	-	(159)
Balance as at December 31, 2024	$10,316	$2,231	$6,144	$18,691

Accumulated Depreciation
As at December 31, 2022	$4,703	$1,731	$3,098	$9,532
Depreciation	626	162	980	1,768
Disposals	(81)	-	-	(81)
Disposals due to deconsolidation of IsoEnergy	(69)	(65)	-	(134)
Balance as at December 31, 2023	$5,179	$1,828	$4,078	$11,085
Depreciation	1,047	149	1,056	2,252
Balance as at December 31, 2024	$6,226	$1,977	$5,134	$13,337
Net book value at December 31, 2023	$3,187	$151	$2,066	$5,404
Net book value at December 31, 2024	$4,090	$254	$1,010	$5,354

7.	INVESTMENT IN ASSOCIATE

Balance, December 31, 2022	$-
Fair value of retained interest in IsoEnergy on December 5, 2023	239,735
Share of net income from associate	920
Share of other comprehensive loss from associate	(539)
Balance, December 31, 2023	$240,116
Loss on dilution of ownership interest in associate	(113)
Share of net loss from associate	(13,798)
Share of other comprehensive income from associate	3,389
Balance, December 31, 2024	$229,594
Fair value of investment in associate as at December 31, 2024	$151,813
The fair value of the investment in associate as at December 31, 2024 is measured using the closing market price of IsoEnergy on December 31, 2024. The Company performs an impairment indicator assessment on its investment in IsoEnergy at each period end. The assessment is based on the review of observable data indicating whether one or more events have occurred since the initial recognition of the investment that have impacted the estimated future cash flows from the net investment and can be reliably estimated. The observable data reviewed includes, but is not limited to recent share price history indicating a significant or prolonged decline in the share price of the associate. The Company determined that there are no such indications of impairment for the year ended December 31, 2024.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

Summarized financial information for IsoEnergy is as follows:

	December 31, 2024	December 31, 2023
Cash	$21,295	$37,033
Other current assets	7,110	1,192
Marketable securities	31,181	17,036
Non-current assets	281,249	291,937
Total assets	$340,835	$347,198

Current liabilities	35,104	41,065
Non-current liabilities	2,568	3,113
Total liabilities	$37,672	$44,178

Loss for the period	$42,135	$18,689
Other comprehensive loss (income)	$(10,172)	$2,618
Total comprehensive loss	$31,963	$21,307
The loss from operations and other comprehensive loss of IsoEnergy for the year ended December 31, 2023 was consolidated from December 31, 2022 to December 4, 2023 and equity accounted from December 5, 2023 onwards.

8.	STRATEGIC INVENTORY
On May 28, 2024, the Company closed an agreement to purchase 2,702,411 pounds of natural uranium concentrate (“U
3
O
8
”) for an aggregate purchase price of $341,150 (US$250 million), which was satisfied through the issuance of US$250 million aggregate principal amount of five year, 9.0% per annum unsecured convertible debentures (the “2024 Debentures”) (Note 9). The strategic inventory is valued at cost of $341,150 as at December 31, 2024 as net realizable value exceeds this amount.

9.	CONVERTIBLE DEBENTURES

	2024 Debentures	2023 Debentures	2020 Debentures	2020 IsoEnergy Debentures	2022 IsoEnergy Debentures	Total
Fair value at December 31, 2022	$-	$-	$52,615	$22,269	$5,137	$80,021
Fair value on issuance	-	143,702	-	-	-	143,702
Fair value adjustment	-	14,776	20,158	13,938	1,305	50,177
Settlement with shares	-	-	(72,773)	-	-	(72,773)
Disposals due to deconsolidation of IsoEnergy	-	-	-	(36,207)	(6,442)	(42,649)
Fair value at December 31, 2023	$-	$158,478	$-	$-	$-	$158,478
Fair value on issuance	330,916	-	-	-	-	330,916
Fair value adjustment	(33,203)	(408)	-	-	-	(33,611)
Fair Value at December 31, 2024	$297,713	$158,070	$-	$-	$-	$455,783
The fair value of the debentures increased from $158,478 on December 31, 2023 to $455,783 at December 31, 2024, due to the issuance of the 2024 Debentures. The increase in fair value also included a mark-to-market
gain of $33,611 for year ended December 31, 2024 (year ended December 31, 2023 – loss of $50,177). The gain for the year ended December 31, 2024 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income (loss) of a gain of $15,236 for the year ended December 31, 2024 (year ended December 31, 2023 – loss of $1,432) and the remaining amount recognized in the consolidated statement of income (loss) for the year ended December 31, 2024 with a gain of $18,375 (year ended December 31, 2023 – loss of $48,745). The interest expense during the year ended December 31, 2024 was $32,497 (year ended December 31, 2023 - $6,098). As at December 31, 2024, $2,719
 (December 31, 2023 - $765)

of accrued interest relating to the 2023 Debentures and 2024 Debentures is included in account payable and accrued liabilities.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

2020 Debentures
On September 28, 2023, the holders of the 2020 Debentures elected to convert their US$15 million principal amount of 7.5% unsecured convertible debentures, due to mature on May 27, 2025, into common shares of the Company. The Company issued 8,663,461 common shares relating to the conversion of the principal and 19,522 common shares relating to the accrued and unpaid interest up to the date of conversion for the 2020 Debentures. The amounts recorded in Other Comprehensive Income as a result of changes in credit risk of the 2020 Debentures from inception through to conversion totaling losses of $361 were reclassified to accumulated deficit. The fair value of the 2020 Debentures at conversion was based on the number of shares issued at the closing share price on the conversion date of $8.40. The fair value of the shares issued for interest was based on the closing share price on the date of issuance and recorded as interest expense in the consolidated statement of net income (loss) and comprehensive income (loss).
2023 Debentures
On September 22, 2023, the Company entered into a US$110 million private placement of unsecured convertible debentures (the “2023 Debentures”). The Company received gross proceeds of $148,145 (US$110 million), and paid a 3% establishment fee of $4,443 (US$3,300) to the debenture holders through the issuance of 634,615 common shares. The fair value of the 2023 Debentures on issuance date was determined to be $143,702 (US$106,700).
The 2023 Debentures bear interest at a rate of 9% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 6% per annum) is payable in cash and one third of the interest (equal to 3% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the NYSE for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The 2023 Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders under certain conditions, at a conversion price of US$6.76 into a maximum of 16,272,189 common shares of the Company.
The 2023 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at December 31, 2024 and December 31, 2023 are as follows:

	December 31, 2024	December 31, 2023
Volatility	40.00%	43.00%
Expected life	3.7 years	4.7 years
Risk free interest rate	4.05%	3.84%
Expected dividend yield	0%	0%
Credit spread	22.89%	16.60%
Underlying share price of the Company	US$6.60	US$7.00
Conversion exercise price	US$6.76	US$6.76
Exchange rate (C$:US$)	$0.6952	$0.7551
2024 Debentures
On May 28, 2024, the Company closed an agreement to purchase 2,702,411 pounds of U
3
O
8
(Note 8) for an aggregate purchase price of US$250 million, which was satisfied through the issuance of US$250 million of unsecured convertible debentures. The Company paid a 3% establishment fee of $10,235 (US$7,500) to the debenture holders through the issuance of 909,090 common shares. The fair value of the 2024 Debentures on issuance date was determined to be $330,916 (US$242,500).
The 2024 Debentures bear interest at a rate of 9% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 6% per annum) is payable in cash and one third of the interest (equal to 3% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the VWAP of the common shares on the NYSE for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The 2024 Debentures are convertible at any time into common shares of the Company at the option of the debenture holders under certain conditions, at a conversion price of US$10.73 into a maximum of 23,299,161 common shares of the Company.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

The 2024 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at December 31, 2024 and May 28, 2024 are as follows:

	December 31, 2024	May 28, 2024
Volatility	40.00%	44.00%
Expected life	4.4 years	5.0 years
Risk free interest rate	4.04%	4.29%
Expected dividend yield	0%	0%
Credit spread	22.89%	22.12%
Underlying share price of the Company	US$6.60	US$7.94
Conversion exercise price	US$10.73	US$10.73
Exchange rate (C$:US$)	$0.6952	$0.7310

10.	LEASES

(a)	Lease receivable
On April 5, 2023, NexGen completed a purchase agreement whereby the Company acquired $4,100 of equipment and immediately thereafter leased the equipment to a third party. The lease payments commence the first day of the month following the six-month
anniversary of the date the equipment was delivered.
The undiscounted value of the remaining lease payments as at December 31, 2024 is as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Lease receivable	$512	$1,025	$512	$1,453	$3,502

	December 31, 2024	December 31, 2023
Current portion	$ 512	$ 512

Non-current portion	2,990	3,502

Balance, end of period	$ 3,502	$ 4,014

(b)	Right-of-use assets

	December 31, 2024	December 31, 2023
Right-of-use assets, beginning of period	$1,474	$1,933
Additions	-	246
Depreciation	(790)	(705)
Balance, end of period	$684	$1,474
The
right-of-use
assets are related to corporate office and warehouse leases, and are included in the Other category in Note 6.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

(c)	Lease liabilities

	December 31, 2024	December 31, 2023
Lease liabilities, beginning of period	$1,942	$2,463
Additions	-	254
Interest expense on lease liabilities	110	153
Payment of lease liabilities	(1,035)	(928)
Balance, end of period	$1,017	$1,942

Current portion	926	926
Non-current portion	91	1,016
Balance, end of period	$1,017	$1,942
The undiscounted value of the lease liabilities as at December 31, 2024 was $1,476 (December 31, 2023 - $2,952).

(d)	Amounts recognized in consolidated statements of net income (loss)

	For the year ended December 31,

	2024	2023
Expense relating to variable lease payments	$453	$417

11.	SHARE CAPITAL

(a)	Authorized capital
Unlimited common shares without par value.
Unlimited preferred shares without par value.
Share issuances for the year ended December 31, 2024:
During the year ended December 31, 2024, the Company issued 13,000,800 shares under the December Sales Agreement (as defined below) at an average price of $10.38 per share for gross proceeds of $134,948 and recognized $4,993 of share issuance costs, consisting of commission fees of $1,349 and other transaction costs of $3,644.
On May 14, 2024, the company closed an offering of 20,161,290 common shares, settled in the form of CHESS Depository Interests (“CDIs”) listed on the ASX for gross proceeds of $226,000 and recognized share issuance costs of $10,336, consisting of commission fees of $9,084 and other transaction costs of $1,252. Concurrent with and to facilitate the offering, NexGen and the Agents (as defined below) agreed to amend the December Sales Agreement by reducing the aggregate value of common shares that may be offered and sold under the ATM Program (as defined below) from up to $500 million to up to approximately $275.9 million.
During the year ended December 31, 2024, the Company issued 8,757,006 shares on the exercise of stock options for gross proceeds of $20,160 (Note 11(b)). As a result of the exercises, $10,760 was reclassified from reserves to share capital.
On May 28, 2024, the Company issued 909,090 shares relating to the establishment fee for the 2024 Debentures at a fair value of $10,235
(Note 9).
On June 10, 2024, the Company issued 215,219 shares relating to the interest payment on the 2023 Debentures at a fair value of $2,088 (Note 9).
On December 10, 2024, the Company issued 704,584 shares relating to the interest payment on the 2023 Debentures and 2024 Debentures at a fair value of $7,976 (Note 9).

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

Share issuances for the year ended December 31, 2023:
On January 6, 2023, NexGen established an
at-the-market
equity program (the “ATM Program”) pursuant to the terms of an equity distribution agreement dated January 6, 2023 (the “January Sales Agreement”) with Virtu ITG Canada Corp., as Canadian agent, and Virtu Americas, LLC, as U.S. agent (together, the “Agents”), which allowed it to issue up to $250 million of common shares.
On December 11, 2023, NexGen updated its ATM Program in accordance with the terms of an equity distribution agreement dated December 11, 2023 (the “December Sales Agreement”) with Virtu ITG Canada Corp., as Canadian agent, and Virtu Americas, LLC, as U.S. agent (together, the “Agents”), which allowed it to issue up to $500 million of common shares. Concurrent with entering into the December Sales Agreement, the January Sales Agreement was terminated.
Prior to the termination of the January Sales Agreement, the Company issued 24,724,125 shares under the ATM Program at an average price of $7.36 per share for gross proceeds of $182,066 and recognized $6,890 of share issuance costs, consisting of commission fees of $3,704 and other transaction costs of $3,186. The share issuance costs have been presented net within share capital. The Company did not issue shares under the December Sales Agreement during the year ended December 31, 2023.
During the year ended December 31, 2023, the Company issued 8,608,816 shares on the exercise of stock options for gross proceeds of $26,349 (Note 11(b)). As a result of the exercises, $16,288 was reclassified from reserves to share capital.
On June 9, 2023, the Company issued 46,038 shares relating to the interest payment on the 2020 Debentures at a fair value of $270 (Note 9).
On September 22, 2023, the Company issued 634,615 shares relating to payment of the establishment fee for the 2023 Debentures at a fair value of $4,443 (Note 9).
On September 28, 2023, the Company issued 8,663,461 common shares relating to the conversion of the principal of the 2020 Debentures at a fair value of $72,773. In addition, 19,522 common shares were issued relating to the accrued and unpaid interest up to the date of conversion for the 2020 Debentures at a fair value of $164 (Note 9).
On December 11, 2023, the Company issued 113,803 shares relating to the interest payment on the 2023 Debentures at a fair value of $1,064 (Note 9).

(b)	Share options
Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.
The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.
A summary of the changes in the share options is presented below:

	Options outstanding	Weighted average exercise price (C$)
At December 31, 2022	49,638,890	$ 4.07
Granted	10,849,062	8.15
Exercised	(8,608,816)	3.06
Forfeited	(313,334)	5.51
At December 31, 2023	51,565,802	$ 5.08
Granted	5,953,000	9.26
Exercised	(8,757,006)	2.30
Forfeited	(145,001)	7.06
At December 31, 2024 – Outstanding	48,616,795	$ 6.09
At December 31, 2024 – Exercisable	41,107,599	$ 5.61

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

The following table summarizes information about the exercisable share options outstanding as at December 31, 2024:

		Options Outstanding		Options Exercisable
Range of exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
$1.80 - $4.99	0.74	8,458,333	$ 2.64	8,458,333	$ 2.64
$5.00 - $5.99	2.11	23,641,400	5.59	23,641,400	5.59
$6.00 - $6.99	3.61	5,095,000	6.96	3,396,669	6.96
$7.00 - $7.99	4.59	1,864,062	7.51	627,864	7.52
$8.00 - $10.05	4.39	9,558,000	9.63	4,983,333	9.52
	2.57	48,616,795	$ 6.09	41,107,599	$ 5.61
The following weighted average assumptions were used for Black-Scholes valuation of the share options granted:

	For the year ended December 31,
	2024	2023
Expected stock price volatility	61.62%	61.24%
Expected life of options	5 years	5 years
Risk free interest rate	3.00%	3.67%
Expected forfeitures	0%	0%
Expected dividend yield	0%	0%
Weighted average fair value per option granted in period	$5.05	$4.48
Weighted average exercise price	$9.26	$8.15
Share-based payments for options vested for the year ended December 31, 2024 amounted to $36,445 (year ended December 31, 2023 – $44,009) of which $29,534 (year ended December 31, 2023 – $37,142) was expensed to the statement of net income (loss) and comprehensive income (loss) and $6,911 (year ended December 31, 2023 - $6,867) was capitalized to exploration and evaluation assets (Note 5).

12.	SUPPLEMENTAL CASH FLOW INFORMATION
a)   The Company did not have any cash equivalents as at December 31, 2024 and December 31, 2023.
b)   Schedule of
non-cash
investing and financing activities:

	For the year ended December 31,

	2024	2023
Capitalized share-based payments	$ 6,911	$ 6,867
Exploration and evaluation asset expenditures included in accounts payable and accrued liabilities	(5,877)	10,929
Interest expense included in accounts payable and accrued liabilities	1,931	773
Issuance of 2024 Debentures	330,916	-
Purchase of U 3 O 8 strategic inventory	(341,150)	-

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

13.	RELATED PARTY TRANSACTIONS
The remuneration of key management which includes directors and management personnel responsible for planning, directing, and controlling the activities of the Company during the period was as follows:

	For the year ended December 31,

	2024	2023
Short-term compensation (1)	$6,034	$7,317
Share-based payments (2)	24,747	33,319
Consulting fees (3)	130	130
	$30,911	$40,766
(1)
Short-term compensation to key management personnel for the year ended December 31, 2024 amounted to $6,034 (2023 - $7,317) of which $6,034 (2023 - $7,100) was expensed and included in salaries, benefits, and directors’ fees on the statement of net income (loss) and comprehensive income (loss). The remaining $nil (2023 - $217) was capitalized to exploration and evaluation assets.
(2)
Share-based payments to key management personnel for the year ended December 31, 2024 amounted to $24,747 (2023 - $33,319) of which $24,747 (2023 - $32,793) was expensed and $nil (2023 - $526) was capitalized to exploration and evaluation assets.
(3)
The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the year ended December 31, 2024 amounting to $130 (2023 - $130).
The Company received rental income for shared office space from an associate for the year ended December 31, 2024 of $34 (2023 - $nil).
As at December 31, 2024, there was $43 (December 31, 2023 - $43) included in accounts payable and accrued liabilities owing to a director for compensation.

14.	CAPITAL MANAGEMENT
The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support the acquisition, exploration, development and evaluation of assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.
In the management of capital, the Company considers all components of equity and debt, net of cash, and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.
The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets and convertible debt to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.
The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.
The Company currently manages its capital through equity, convertible debentures, and cash.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

Capital, as defined above, is summarized in the following table:

	December 31, 2024	December 31, 2023
Equity	$1,179,041	$820,019
Convertible debentures (Note 9)	455,783	158,478
	1,634,824	978,497
Less: Cash	(476,587)	(290,743)
	$1,158,237	$687,754

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company’s financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities, and convertible debentures.
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.
The three levels of the fair value hierarchy are:

●	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities

●	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●	Level 3 – inputs that are not based on observable market data.
The fair values of the Company’s cash, amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The convertible debentures are
re-measured
at fair value at each reporting date with any change in fair value recognized in the consolidated statement of net income (loss) with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (loss) (Note 9). The convertible debentures are classified as Level 2.
Financial Risk
The Company is exposed to varying degrees of a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:
Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash, amounts receivable, and lease receivable.
The Company holds cash with large Canadian banks. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. The lease receivable is secured by the leased equipment. Accordingly, the Company does not believe it is subject to significant credit risk.
The Company’s maximum exposure to credit risk is as follows:

	December 31, 2024	December 31, 2023
Cash	$ 476,587	$ 290,743
Amounts receivable	1,727	1,940
Lease receivable	3,502	4,014
	$ 481,816	$ 296,697

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2024, NexGen had cash of $476,587 to settle current liabilities of $478,111.
The Company’s significant undiscounted commitments at December 31, 2024 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 Years	Total
Trade and other payables	$21,402	$-	$-	$-	$21,402
Convertible debentures (Note 9)	455,783	-	-	-	455,783
Lease liabilities (Note 10(c))	1,357	119	-	-	1,476
	$478,542	$119	$-	$-	$478,661
Foreign Currency Risk
The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily includes US dollar denominated cash, US dollar accounts payable and the convertible debentures. The Company maintains Canadian and US dollar bank accounts in Canada and the United States.
The Company is exposed to foreign exchange risk on its US dollar denominated convertible debentures. At maturity, the aggregate US$360 million principal amount of the convertible debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the convertible debentures

for the next eighteen months. Subsequent to December 31, 2024, the Company entered into a USD/CAD forward contract to hedge the balance of the
foreign currency risk associated with the US dollar interest payments on the 2023 and 2024 convertible debentures due to maturity (Note 20).
As at December 31, 2024, the Company’s US dollar net financial liabilities were US$283,920. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $40,839 change in net income (loss) and comprehensive income (loss).
While the Company’s strategic inventory is not a financial instrument, the prices of uranium are quoted in US dollars and routinely traded in US dollars, and fluctuations in the Canadian dollar relative to the US dollar can significantly impact the valuation of the Company’s strategic inventory in Canadian dollars.
Equity and Commodity Price Risk
The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in share price may affect the valuation of the convertible debentures which may adversely impact its earnings.
Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term
nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of December 31, 2024. The Company manages interest rate risk by maintaining an investment policy for short-term
investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The convertible debentures in an aggregate principal amount of US$360 million, carry a fixed interest rate of 9.0% and are not subject to interest rate fluctuations.

16.	NON-CONTROLLING INTERESTS
As at December 31, 2022, NexGen held 100% ownership of the subsidiaries with the exception of IsoEnergy, where it retained 50.1% of IsoEnergy’s outstanding common shares.
On December 5, 2023, IsoEnergy and CUR completed the Merger, (Note 4(b) whereby IsoEnergy acquired all of the issued and outstanding common shares of CUR
In connection with the Merger, on October 19, 2023, IsoEnergy closed a private placement of 8,134,500 subscription receipts at an issuance price of $4.50 (“Iso Subscription Receipts”). Each Iso Subscription Receipt entitled the holder thereof to receive, for no additional consideration and without further action on part of the holder thereof, on or about the date the Merger is completed, one IsoEnergy Share. NexGen participated in the private placement by purchasing 3,333,350 Iso Subscription Receipts at an issuance price of $4.50 per subscription, totaling $15,000. On December 5, 2023, the 3,333,350 Iso Subscriptions Receipts held by NexGen were converted into 3,333,350 IsoEnergy common shares in connection with the Merger.
Upon completion of the Merger, NexGen’s ownership in IsoEnergy decreased from 48.7% immediately prior to the transaction to 34.0% resulting in NexGen’s loss of control of IsoEnergy. Upon loss of control, NexGen derecognized the non-controlling
interest and derecognized all IsoEnergy amounts that were previously consolidated, resulting in derecognition of net assets attributable to NexGen totalling $35,697, and recognized its retained investment in IsoEnergy at fair value of $239,735, resulting in a gain on loss of control of IsoEnergy of $204,038. The fair value of the retained investment in IsoEnergy was calculated using IsoEnergy’s opening share price on December 5, 2023 of $4.09, multiplied by NexGen’s remaining shareholdings in IsoEnergy.
For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of the Company’s wholly owned subsidiaries and, prior to the loss of control of IsoEnergy on December 5, 2023, non-wholly
owned subsidiary, IsoEnergy, were included in NexGen’s consolidated financial statements. Up to December 5, 2023, third party investors’ share of the net loss of IsoEnergy was reflected in the net income (loss) and comprehensive income (loss) attributable to non-controlling
interests in the consolidated statements of net income (loss) and comprehensive income (loss). From December 5, 2023 to December 31, 2024, NexGen’s investment in IsoEnergy has been accounted for using the equity method.

17.	EARNINGS (LOSS) PER SHARE
Basic net earnings (loss) per share provides a measure of the interests of each ordinary common share in the Company’s performance over the year. Diluted net earnings (loss) per share adjusts basic net income (loss) per share for the effect of all dilutive potential common shares.

	For the year ended December 31,
	2024	2023
Diluted earnings (loss) per share
Diluted earnings (loss) available to NexGen shareholders	$ (77,559)	$ 80,816
Weighted average number of common shares	554,755,412	498,243,824
Effect of share options on issue	-	14,698,606
Weighted average number of common shares (diluted)	554,755,412	529,214,619

Diluted earnings (loss) per share	$ (0.14)	$ 0.16

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

For the year ended December 31, 2024, 48,616,795 (December 31, 2023 – 10,349,062) options were excluded from the diluted weighted average number of common shares calculation.

18.	INCOME TAXES
A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2024	2023
Net income (loss) before taxes for the year	$(82,126)	$68,756
Statutory rate	27.00%	27.00%
Expected income tax expense (recovery)	$(22,174)	$18,564
Permanent differences	11,639	7,617
Impact of renunciation of flow-through shares	-	1,328
Impact of (gain) loss recognized in other comprehensive income	(4,567)	328
Impact of (gain) loss on convertible debentures	(3,550)	13,900
Impact on deconsolidation of IsoEnergy	-	(27,361)
Change in unrecognized deductible temporary differences	14,085	(15,778)
Other	-	(10)
Deferred income tax expense (recovery)	$(4,567)	$(1,412)
The Company’s income tax recovery is comprised of the following:

	2024	2023
Deferred income tax expense (recovery)	$(4,567)	$(1,412)
Total	$(4,567)	$(1,412)
The Company’s deferred tax items recognized in other comprehensive income (loss) during the year:

	2024	2023
Change in fair value of convertible debentures attributable to the change in credit risk	$4,114	$(328)
Share of other comprehensive income (loss) of associate	453	-

Change in fair value of marketable securities	-	(121)
Deferred tax expense (recovery) charged to OCI	$4,567	$(449)
The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as calculated for income tax purposes give rise to the following deferred tax (assets) and liabilities:

	2024	2023
Exploration and evaluation assets	$67,276	$46,658
Convertible debentures	12,928	1,559
Non-capital losses	(103,636)	(73,070)
Investment in associate	23,432	24,853
Net deferred tax liabilities	$-	$-
Movement in the Company’s deferred tax liability balance in the year is as follows:

	2024	2023
Opening balance	$-	$867
Recognized in income tax expense (recovery)	(4,567)	657
Recognized in OCI/equity	4,567	(449)
Disposal due to deconsolidation of IsoEnergy	-	(1,075)
Net deferred tax liabilities	$-	$-

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(expressed in thousands of Canadian dollars, except as otherwise stated)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

Temporary Differences	2024	Expiry Date Range	2023	Expiry Date Range
Non-capital losses available for future periods	$122,375	2029 to 2044	$96,732	2029 to 2043
Convertible debentures	9,925	-	-	-
Other	41,489	-	14,404	-
The Company has
non-capital
losses of $506,213 (2023: $368,087) which expire from 2029 to 2044. In addition, the company has investment tax credits of $427 which expire in 2032.
Tax attributes are subject to review, and potential adjustment, by tax authorities.

19.	SEGMENTED INFORMATION
The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current
assets are located in Canada.

20.	SUBSEQUENT EVENTS
The

Company entered into a USD/CAD forward contract to hedge
th
e foreign currency risk associated with certain US dollar interest payments on the convertible debentures. The forward contract has a notional amount of approximately $
82
 million (US$
60
million).
On February 28, 2025, IsoEnergy completed a non-brokered private placement of
2.5
 million common shares at a price of $
2.50
per share with the Company, for aggregate gross proceeds of $
6.25
million. The private placement occurred concurrently with a separate bought-deal financing, and retained NexGen’s pro rata interest in IsoEnergy of approximately
31.8
%.